Filed Pursuant to Rule 424(b)(2)

Registration No. 333-233663

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July 24, 2020 Pricing Supplement dated , 2020 (To Prospectus Supplement dated December 16, 2019 and Prospectus dated December 16, 2019)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$               Floating Rate Notes Linked to the 2-Year Constant Maturity Swap Rate due July 31, 2025

We, Canadian Imperial Bank of Commerce (the “Bank” or “CIBC”), are offering $            aggregate principal amount of our Floating Rate Notes Linked to the 2-Year Constant Maturity Swap Rate (“CMS2”) due July 31, 2025 (CUSIP 13605WA68 / ISIN US13605WA682) (the “Notes”).

At maturity, you will receive a cash payment equal to 100% of the principal amount, plus any accrued and unpaid interest.  Interest will be paid quarterly on January 31, April 30, July 31 and October 31 of each year, commencing on October 31, 2020 and ending on the Maturity Date. The Notes will accrue interest at a per annum rate equal to CMS2, subject to a minimum rate of 0.50%.

The Notes will be issued in minimum denominations of $1,000, and integral multiples of $1,000 in excess thereof.

The Notes will not be listed on any securities exchange or automated quotation system.

The Notes are unsecured obligations of CIBC and all payments on the Notes are subject to the credit risk of CIBC. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The Notes are not bail-inable debt securities (as defined on page 6 of the accompanying prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks not associated with an investment in ordinary debt securities. See the “Additional Risk Factors” beginning on page PS-5 of this pricing supplement and the “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page 1 of the prospectus.

	Price to Public (Original Issue Price)(1)	Underwriting Discount(1)(2)	Proceeds to CIBC
Per Note	100.00%	Up to 0.85%	At least 99.15%
Total	$	$	$

(1)          Because certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $991.50 and $1,000.00 per Note.

(2)          Incapital LLC (“Incapital”) will receive commissions from the Issuer of up to 0.85% of the principal amount of the Notes, or up to $8.50 per $1,000.00 principal amount. Incapital will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by Incapital will be equal to the selling concession paid to such dealers.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about July 31, 2020 against payment in immediately available funds.

Incapital LLC

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the prospectus dated December 16, 2019 (the “prospectus”) and the prospectus supplement dated December 16, 2019 (the “prospectus supplement”), relating to our Senior Global Medium-Term Notes, of which these Notes are a part, for additional information about the Notes. Information in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus, and in the documents referred to in this pricing supplement, the prospectus supplement and the prospectus and which are made available to the public. We have not, and Incapital has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and Incapital is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement, nor the accompanying prospectus supplement, nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of Incapital, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Prospectus supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

•                  Prospectus dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus supplement and the prospectus, each filed with the SEC. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)
Type of Note:	Floating Rate Notes Linked to the 2-Year Constant Maturity Swap Rate due July 31, 2025
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.
Principal Amount:	$1,000 per Note
Aggregate Principal Amount of Notes:	$
Currency:	U.S. Dollars
Trade Date:	Expected to be July 29, 2020
Original Issue Date:	Expected to be July 31, 2020 (to be determined on the Trade Date and expected to be the second scheduled Business Day after the Trade Date)
Maturity Date:	Expected to be July 31, 2025, subject to postponement as described in “—Business Day” below.
Interest Rate (per Annum):	CMS2, subject to the Minimum Rate.
CMS2:

CMS2  will be the rate for U.S. dollar swaps with a 2-year maturity, which appears on the Reuters Screen ICESWAP1 page as of 11:00 A.M., New York City time, on the Interest Determination Date.

If CMS2 does not appear on the Reuters Screen ICESWAP1 page as of 11:00 A.M., New York City time, on any Interest Determination Date, the Bank or its designee may either determine CMS2 or use a successor rate, each as described in “Additional Terms of the Notes.”

Initial Interest Rate:	CMS2 as of July 24, 2020, subject to the Minimum Rate
Minimum Rate:	0.50% per annum
Interest Determination Date:

The fifth U.S. Government Securities Business Day prior to the related Interest Reset Date, with the first Interest Determination Date being the fifth U.S. Government Securities Business Day prior to the Original Issue Date.

A “U.S. Government Securities Business Day” is any day, except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Interest Reset Dates:	Quarterly, on January 31, April 30, July 31 and October 31 of each year, commencing on October 31, 2020 and ending on April 30, 2025.

Interest Payment Dates:

Quarterly, payable in arrears on January 31, April 30, July 31 and October 31 of each year, commencing on October 31, 2020 and ending on the Maturity Date, subject to postponement as described in “—Business Day” below.

Day Count Fraction:	30/360, unadjusted
Record Date:

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding each Interest Payment Date, which we refer to as a “regular record date,” except that the interest due at maturity will be paid to the persons in whose names the Notes are registered on the Maturity Date.

Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different Calculation Agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at its sole discretion, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Ranking:	Senior, unsecured
Business Day:

New York and Toronto. If any scheduled payment date is not a Business Day, the payment will be made on the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement.

CUSIP/ISIN:	13605WA68 / US13605WA682
Fees and Expenses:

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes.

Withholding:

The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page 1 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus and prospectus supplement.

The Interest Rate for Each Interest Reset Date Is Variable And May Be As Low As The Minimum Rate.

You will receive interest on the applicable Interest Payment Date at the Interest Rate fixed on the corresponding Interest Determination Date, which may be as low as the Minimum Rate. The Interest Rate applicable to each Interest Payment Date will fluctuate because it is equal to CMS2, subject to the Minimum Rate. If CMS2 were to decline such that the rate on any Interest Determination Date were less than the Minimum Rate, the Interest Rate for the relevant Interest Period would be equal to the Minimum Rate.  CMS2, on which the Interest Rate is based, will vary and may be less than the Minimum Rate on most or all of the Interest Reset Dates. The return on the Notes may be lower than the return on conventional debt securities of comparable maturity.

The Repayment Of The Principal Amount Applies Only At Maturity.

The Notes offer repayment of the principal amount only if you hold your Notes until the Maturity Date. If you sell the Notes prior to maturity, you may lose some of the principal amount.

Payment On The Notes Is Subject To Our Credit Risk, And Actual Or Perceived Changes In Our Creditworthiness Are Expected To Affect The Value Of The Notes.

The Notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the Notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. All payments to be made on the Notes depend on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes. If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Inclusion Of Dealer Spread And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Incapital or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Incapital as a result of dealer discounts, mark-ups or other transaction costs.

Historical Levels of CMS2 Do Not Guarantee Future Levels.

The historical levels of CMS2 do not guarantee future levels of CMS2.  It is not possible to predict whether CMS2 will rise or fall during the term of the Notes.

The Interest Payments On The Notes Are Not Linked To The Reference Rate At Any Time Other Than The Interest Determination Dates.

The interest payments will be based on the level of the Reference Rate on each Interest Determination Date. As a result, the level of the Reference Rate on any other date will not be taken into account in determining the interest payments you receive. Accordingly, even if the Reference Rate increases substantially prior to an Interest Determination Date, but then decreases on that Interest Determination Date, your interest payment in respect of that Interest Determination Date will be limited to the corresponding Reference Rate, subject to the Minimum Rate.

Because LIBOR Is An Element Of  CMS2, The Calculation Of  CMS2 Will Change After The Cessation Of LIBOR.

The hypothetical fixed-for-floating U.S. dollar interest rate swap transaction upon which CMS2 is based relies on a calculation of U.S. dollar LIBOR.  At this time, it is not known how the U.S. dollar LIBOR floating rate leg of CMS2 will be calculated after LIBOR ceases to be published.  Although it is likely that the fallback provisions for U.S. dollar LIBOR floating rate notes recommended by the Alternative Reference Rates Committee will apply in the calculation of the floating rate leg of CMS2 instead of the current U.S. dollar LIBOR calculation, there is no certainty in the market at this time. See the discussion of benchmark replacement provisions in “Additional Terms of the Notes.” Consequently, after the cessation of LIBOR, CMS2 may change in ways that may be adverse to holders of the Notes.  See “Risk Factors— Changes or Uncertainty in Respect of LIBOR and EURIBOR May Affect the Value of and Return on the Notes, Including Where LIBOR May Not Be Available” in the accompanying prospectus supplement.

Under Certain Circumstances, CMS2 May be Replaced by a Different Rate.

As discussed below under “Additional Terms of the Notes,” if on any Interest Determination Date CMS2 is no longer published, then the Bank or its designee have the option to replace CMS2 with a different rate.  The successor rate may be lower than historical levels of CMS2, which may have a material adverse effect on the value of the Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the Interest Rate and decide the amount of your payment for any Interest Payment Date on the Notes. The Calculation Agent will exercise its judgment when performing its functions. Because determinations made by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such determination.

In addition, and without limiting the generality of the previous paragraph, the Calculation Agent may make certain determinations if a “Benchmark Transition Event” (as discussed under “Additional Terms of the Notes”) occurs or it may administer a successor rate in certain circumstances as also described herein. For the avoidance of doubt, any decision made by the Calculation Agent will be effective without consent from the holders of the Notes or any other party. Potential conflicts of interest may exist between the Bank, the Calculation Agent and holders of the Notes. All determinations made by the Calculation Agent in such a circumstance will be conclusive for all purposes and binding on the Bank and holders of the Notes. In making these potentially subjective determinations, the Bank and/or the Calculation Agent may have economic interests that are adverse to your interests, and such determinations may adversely affect the value of and return on your Notes. Because the continuation of CMS2 on the current basis cannot and will not be guaranteed, the Calculation Agent is likely to exercise more discretion in respect of calculating interest payable on the Notes than would be the case in the absence of such a need to select a successor rate.

Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes.

We, Incapital or one or more of our respective affiliates may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict of interest between your interest in the Notes and the interests we, Incapital or one or more of our respective affiliates may have in our or their proprietary account. We, Incapital and our respective affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we, Incapital and our respective affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty. In connection with such activities, our economic interests and the economic interests of affiliates of ours may be adverse to your interests as an investor in the Notes. Any of these activities may affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our other affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our other affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

The Notes Will Not Be Listed On Any Securities Exchange Or Any Inter-Dealer Quotation System; There May Be No Secondary Market For The Notes; Potential Illiquidity Of The Secondary Market; Holding Of The Notes By Incapital Or Its Or Our Affiliates And Future Sales.

The Notes are most suitable for purchasing and holding to maturity. The Notes will be new securities for which there is no trading market. The Notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the Notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, Incapital or any of its affiliates may (but are not obligated to) make a secondary market for the Notes and may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Incapital or any of its affiliates are willing to transact. If none of Incapital or any of its affiliates makes a market for the Notes, there will not be a secondary market for the Notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the Notes. If a secondary market in the Notes is not developed or maintained, you may not be able to sell your Notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The Notes Are Not Insured By Any Third Parties.

The Notes will be solely our obligations. Neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency or instrumentality of the United States, Canada or any other jurisdiction.

The Tax Treatment Of The Notes Is Uncertain.

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” and “Certain Canadian Income Tax Considerations” in this pricing supplement.

ADDITIONAL TERMS OF THE NOTES

The following discussion supersedes the discussion of the CMS rate and any disclosure about the unavailability or discontinuance of the CMS rate in the accompanying prospectus supplement.

If CMS2 does not appear on the Reuters Screen ICESWAP1 page as of 11:00 A.M., New York City time, on any Interest Determination Date, the Bank or its designee may either determine CMS2 or use a successor rate, each as described below.

Replacement of CMS2.

If on any Interest Determination Date, CMS2 is not quoted on the applicable Reuters Screen ICESWAP1 page, or any page substituted for that page, whether or not the publication of CMS2 has been permanently discontinued, then the Bank or its designee may identify an alternative rate that it determines represents the same or a substantially similar measure or benchmark as CMS2 (a “Successor CMS2 Rate”), and the Calculation Agent may determine the Interest Rate for that (and any subsequent) Interest Determination Date by reference to such Successor CMS2 Rate. Upon the selection of a Successor CMS2 Rate by the Bank or its designee pursuant to this paragraph, references in this pricing supplement to CMS2 will instead be deemed to refer to the Successor CMS2 Rate for all purposes, including the determination of the Interest Rate (and, therefore, interest payable on the Notes). If the Bank or its designee selects a Successor CMS2 Rate, the Calculation Agent may make any adjustments to the terms of the Notes for any technical, administrative or operational changes (including changes to the timing and frequency of determining the Interest Rate, the Interest Payment Dates, the Minimum Rate and other administrative matters) that it determines are appropriate in light of the Successor CMS2 Rate.

Replacement of CMS2 in case of a Benchmark Transition Event .

If the Bank or its designee determines, on or prior to such Interest Determination Date, that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to U.S. dollar LIBOR, then, subject to “—Replacement of CMS2,” the Bank or its designee will calculate the fixed rate leg of the CMS2 rate and the floating leg of CMS2 will thereafter be calculated under the provisions set forth below, which we refer to as the “benchmark replacement provisions.”

For the avoidance of doubt, in accordance with the benchmark replacement provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the floating leg of CMS2 will be an annual rate equal to the sum of the Benchmark Replacement (as defined below) and the applicable margin.

(a)           Benchmark Replacement. If the Bank or its designee determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.

(b)           Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Bank or its designee will have the right to make Benchmark Replacement Conforming Changes from time to time. No such change shall affect the Trustee’s or the Calculation Agent’s own rights, duties or immunities under the indenture or otherwise without their consent.

(c)           Decisions and Determinations. Any determination, decision or election that may be made by the Bank or its designee pursuant to the benchmark replacement provisions described herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•                  will be conclusive and binding absent manifest error, provided that neither the Trustee nor the Calculation Agent shall have any responsibility to determine whether any manifest error has occurred and may conclusively assume that no manifest error has occurred and shall suffer no liability in so assuming;

•                  if made by the Bank, will be made in the Bank’s sole discretion;

•                  if made by the Bank’s designee, will be made after consultation with the Bank, and the designee will not make any such determination, decision or election to which the Bank reasonably objects; and

•                  notwithstanding anything to the contrary in the indenture or the Notes, shall become effective without consent from the holders of the Notes or any other party.

Any determination, decision or election pursuant to the benchmark replacement provisions not made by the Bank’s designee will be made by the Bank on the basis as described above. The designee shall have no liability for not making any such determination, decision or election. In addition, the Bank may designate an entity (which may be its affiliate) to make any determination, decision or election that the Bank has the right to make in connection with the benchmark replacement provisions set forth above. If the Bank’s designee is unable to determine whether a Benchmark Transition Event has occurred and/or has not selected the Benchmark Replacement, then, in such case, the Bank shall make such determination or select the Benchmark Replacement, as the case may be. If the Benchmark Replacement has not yet been determined as of any Interest Determination Date in accordance with the benchmark replacement provisions and the order set forth in the definition of “Benchmark Replacement”, then CMS2 for the next Interest Determination Date will be set equal to CMS2 on the last Interest Determination Date.

Certain Defined Terms.

As used herein:

“Benchmark” means, initially, U.S. dollar LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to U.S. dollar LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if the Bank or its designee cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Bank or its designee, as of the Benchmark Replacement Date:

(1)                                 the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2)                                 the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

(3)                                 the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(4)                                 the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(5)                                 the sum of: (a) the alternate rate of interest that has been selected by the Bank or its designee as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Bank or its designee as of the Benchmark Replacement Date:

(1)                                 the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)                                 if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; or

(3)                                 the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Bank or its designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “interest period”, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors (including changes to the definition of “Corresponding Tenor” solely when such tenor is longer than the interest period), and other administrative matters) that the Bank or its designee decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Bank or its designee decides that adoption of any portion of such market practice is not administratively feasible or if the Bank or its designee determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Bank or its designee determines is reasonably practicable).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)                                 in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)                                 in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)                                 a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)                                 a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)                                 a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the Bank or its designee in accordance with:

(1)                                 the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

(2)                                 if, and to the extent that, the Bank or its designee determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the Bank or its designee giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate notes at such time.

For the avoidance of doubt, the calculation of Compounded SOFR shall exclude the Benchmark Replacement Adjustment and the applicable margin.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the FRBNY at http://www.newyorkfed.org, or any successor source.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA Definitions” means the 2006 ISDA Definitions published by ISDA or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is U.S. dollar LIBOR, 11:00 a.m. (London time) on the relevant Interest Determination Date, and (2) if the Benchmark is not U.S. dollar LIBOR, the time determined by the Bank or its designee in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the FRBNY, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

THE REFERENCE RATE

CMS2 measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of two years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on a 30/360 day count basis (the “fixed rate leg”), is exchangeable for a floating 3-month U.S. dollar LIBOR (as defined in the accompanying prospectus supplement) based payment stream that is payable quarterly on an Actual/360 day count basis (the “floating rate leg”). CMS2 is administered, calculated and maintained by the Intercontinental Exchange (“ICE”). Additional information about CMS rates, including CMS2, may be available on ICE’s website. The ICE website is not a part of, nor is it incorporated by reference in, this pricing supplement.

Historical Performance of CMS2

The following graph sets forth of the historical performance of CMS2 for the period from January 1, 2015 to July 22, 2020. On July 22, 2020, the rate of CMS2 was 0.209%. We obtained the rates below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of CMS2 should not be taken as an indication of its future performance, and no assurances can be given as to CMS2 at any time during the term of the Notes, including the Interest Determination Dates. We cannot give you assurance that CMS2 will outperform the Minimum Rate as of any Interest Determination Date.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the Notes.  The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material Income Tax Consequences—United States Taxation” in the accompanying prospectus, which you should carefully review prior to investing in the Notes.  It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.  It does not apply to U.S. Holders subject to special rules including holders subject to Section 451(b) of the Code.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

We intend to treat the Notes as debt instruments for U.S. federal income tax purposes.  Accordingly, the coupon on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes.

Upon the sale, exchange, retirement or other disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other disposition, other than accrued but unpaid interest which will be taxable as interest, and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such U.S. Holder, and any such gain or loss will generally be capital gain or loss. For a non-corporate U.S. Holder, under current law, the maximum marginal U.S. federal income tax rate applicable to the gain will be generally lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if the U.S. Holder’s holding period for the Notes exceeds one year (i.e., such gain is long-term capital gain). Any gain or loss realized on the sale, exchange, retirement or other disposition of a Note generally will be treated as U.S. source gain or loss, as the case may be. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of a Note. The deductibility of capital losses is subject to limitations.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Notes

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the Notes, interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Pursuant to the terms of a distribution agreement, Incapital will purchase the Notes from the Bank for distribution to other registered broker-dealers or will offer the Notes directly to investors.

The Notes sold by Incapital to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. Incapital intends to purchase each of the Notes from the Bank at a purchase price equal to the price to public net of a commission of up to 0.85% of the principal amount of such Notes. Any Notes sold by Incapital to securities dealers may be sold at an agreed discount to the price to public. The price to public for Notes purchased by certain fee-based advisory accounts may vary between 99.15% and 100% of the principal amount of the Notes. Any sale of a Note to a fee-based advisory account at a price to public below 100% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such Note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the Notes to such advisory account but not by more than 0.85% of the principal amount of the Notes.

The Bank may use this pricing supplement in the initial sale of the Notes.  In addition, Incapital or any of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale.  Unless Incapital or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by Incapital in a market-making transaction.

While Incapital may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Original Issue Date.